Exhibit 99.1

For Immediate Release

Media Contact: Colleen Edwards Vice President, Corporate Communications +1 (949) 783-1582 colleen.edwards@kofax.com	Investor Contacts: MKR Group Inc. Todd Kehrli +1 (323) 468-2300 kfx@mkr-group.com FTI Consulting Chris Lane +44 (0) 20 7831 3113 kofax@fticonsulting.com

Kofax Announces Selected Preliminary Unaudited Financial Results

for the Quarter Ended September 30, 2014

Conference Call and Audio Only Webcast Scheduled for

2:00 pm U.S. Pacific Time / 10:00 pm U.K. Time Today

Irvine, CA, October 8, 2014 – Kofax® Limited (NASDAQ and LSE: KFX), a leading provider of smart process applications for the business critical First Mile™ of customer interactions, today announced selected preliminary unaudited financial results for the first quarter of its fiscal year 2015, which ended September 30, 2014, as presented below:

Millions	GAAP	Non-GAAP
Software License Revenue	$24.0 to $25.0	$24.5 to $25.5
Total Revenues	$67.0 to $69.0	$68.0 to $70.0
Adjusted EBITDA	$2.5 to $3.5	$3.5 to $4.5

Quarter end cash is expected to be in the range of $57.5 to $58.5 million, after having paid $31.2 million for the Softpro GmbH acquisition on September 1, 2014.

The Company also updated its guidance for fiscal year 2015 as follows:

Millions or Percentages	GAAP	Non-GAAP	Non-GAAP Growth Rate or EBITDA Margin (using mid point)
Software License Revenue	$132.0 to $143.0	$133.0 to $144.0	11.7%
Total Revenues	$314.0 to $328.0	$317.0 to $331.0	8.8%
Adjusted EBITDA	$38.0 to $45.0	$41.0 to $51.0	14.2%
Effective Tax Rate	41.0% to 43.0%	33.0% to 35.0%

Commenting on the selected preliminary unaudited Non-GAAP financial results and updated guidance, Reynolds C. Bish, Chief Executive Officer, said: “Mobile and new or acquired products software license revenue grew by more than 80% year-over-year and accounted for approximately 35% of total software license revenue during the quarter ended September 30. However, our overall results were lower than our expectations for the quarter due to six and seven figure core capture software license revenue transactions primarily in the “enterprise” or more direct segment of that market slipping into future quarters. These opportunities were not lost to competitors nor have the related projects been cancelled, and we believe we will close these transactions during the remainder of fiscal year 2015.”

Bish continued: “However, this has now occurred in two consecutive quarters, and we have to recognize that this segment of core capture continues to be dependent upon such six and seven figure transactions. Although we know these are difficult to predict and impossible to control, they also now appear to be subject to a higher level of scrutiny and extended purchasing processes. We believe at least some of this is attributable to increasing concerns about the current and future macroeconomic environment, particularly in EMEA. We have therefore revised our fiscal year 2015 guidance to reflect these factors and lower revenue from this segment of core capture.”

Bish concluded: “As a result of our continuing success with mobile and new or acquired products, we’re now accelerating the reallocation of resources and expenditures into this fast growing part of our business. We believe growth in these faster growing areas of our business will pull through core capture revenue and allow us to return to single digit growth in that part of our business. This should allow us to continue targeting the long-term financial model we’ve previously provided, which is based on software license revenue growth in the mid teens, total revenue growth of 10% to 12% and an adjusted EBITDA margin of 20% or greater in fiscal year 2017.”

Conference Call Info

Management will host a conference call and audio only webcast to discuss these selected preliminary unaudited financial results at 2:00 pm U.S. Pacific time / 10:00 pm U.K. time today. To participate in the call, investors can use the dial in information below, or access the call via the investor relations section of the Company’s website at: http://investor.kofax.com/events.cfm. A replay via telephone and webcast will be available for 30 days.

	Live	Replay	Access Code
U.S.	+1 (888) 471-3843	+1 (888) 203-1112	2265290
U.K.	+44 (0) 800 404-7655	+44 (0) 808 101-1153	2265290

The Company will publish its final unaudited financial results for the first quarter of its fiscal year 2015, which ended September 30, 2014, and host a conference call and audio only webcast on October 30, 2014. The time and access details for the conference call and webcast will be provided in advance of this date.

About Kofax

Kofax is a leading provider of smart process applications for the business critical First Mile of customer interactions. These begin with an organization’s systems of engagement, which generate real time, information intensive communications from customers, and provide an essential connection to their systems of record, which are typically large scale, rigid enterprise applications and repositories not easily adapted to more contemporary technology. Success in the First Mile can dramatically improve an organization’s customer experience and greatly reduce operating costs, thus driving increased competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in financial services, insurance, government, healthcare, business process outsourcing and other markets. Kofax delivers these through its own sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific. For more information, visit kofax.com.

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Safe Harbor Statement

This document contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to risks and uncertainties that could cause actual results to vary materially from those projected in the forward looking statements. The Company may experience significant fluctuations in future operating results due to a number of economic, competitive, and other factors, including, among other things, our reliance on third-party manufacturers and suppliers, government agency budgetary and political constraints, new or increased competition, changes in market demand, our ability to consummate and the timing of the consummation of software revenue transactions and the performance or reliability of our products. These factors and others could cause operating results to vary significantly from those in prior periods, and those projected in forward looking statements. Additional information with respect to these and other factors, which could materially affect the Company and its operations, are included in certain forms the Company has filed with the Securities and Exchange Commission.

Non-GAAP Financial Measures

Management uses financial measures, both GAAP and Non-GAAP, in analyzing and assessing the overall performance of the business and making operational decisions. The Company has provided and believes that the Non-GAAP financial measures and supplemental reconciliations to GAAP financial measures are useful to investors and other users of its financial statements because the Non-GAAP financial measures may be used as additional tools to compare our performance across peer companies, periods and financial markets. Please refer to the forms the Company has filed with the Securities and Exchange Commission for a discussion of the Non-GAAP financial measures and supplemental reconciliations to GAAP financial measures for more information regarding the Non-GAAP measures.

© 2014 Kofax Limited. Kofax is a registered trademark and First Mile is a trademark of Kofax Limited.

Source: Kofax